                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
                            Under Section 14 (d) (1)
          or Section 13 (e) (1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              HEADHUNTER.NET, INC.
                       (Name of Subject Company (Issuer))
                               CB MERGER SUB, INC.
                              CAREER HOLDINGS, INC.
                                 TRIBUNE COMPANY
                              KNIGHT RIDDER DIGITAL
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (including the associated junior participating
                        preferred stock purchase rights)
                         (Title of Class of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

                                 James A. Tholen
                              Career Holdings, Inc.
                            10790 Parkridge Boulevard
                                    Suite 200
                             Reston, Virginia 20191
                            Telephone: (703) 259-5500

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

             Mark W. Hianik                        Donald L. Toker, Jr.                       Gordon Yamate
            Tribune Company                         Hale and Dorr LLP                      Knight Ridder Digital
       435 North Michigan Avenue                   11951 Freedom Drive                    35 South Market Street
        Chicago, Illinois 60611                         Suite 1400                     San Jose, California 95113
       Telephone: (312) 222-9100                  Reston, Virginia 20190                Telephone: (408) 938-6000
                                                Telephone: (703) 654-7000

                            CALCULATION OF FILING FEE

Transaction Valuation*:  $206,124,816                Amount of Filing Fee**:  $41,225

-------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes (i) the purchase of 20,407,872 shares of common stock, par value $.01 per share, of HeadHunter.NET, Inc. (the "Common Stock"), including the associated junior participating preferred stock purchase rights (with the Common Stock, the "Shares"), at a price per share of $9.25 in cash, (ii) cash payments made with respect to 2,427,765 options with an average exercise price of $5.89 per share and (iii) cash payments made with respect to 827,226 warrants with an average exercise price of $3.69 per share. The cash payments made with respect to each of the options and the warrants represents the difference between the exercise price of the option or warrant and $9.25. The number of Shares, options and warrants described in items (i), (ii) and (iii) represent all of the outstanding Shares and all options and warrants with an exercise price of less than $9.25 per share of HeadHunter.NET, Inc. as of August 28, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $41,225          Filing Party:  Career Holdings, Inc.
      Form or Registration No.:  Schedule TO      Date Filed:    August 31, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.
      [_]  issuer tender offer subject to Rule 13e-4.
      [_]  going-private transaction subject to Rule 13e-3.
      [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

         This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by CB Merger Sub, Inc., a Georgia corporation ("Purchaser"), and Career Holdings, Inc., a Delaware corporation ("Career Holdings"), on August 31, 2001, as amended (the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of HeadHunter.NET, Inc., a Georgia corporation (the "Company"), including the associated junior participating preferred stock purchase rights (the "Rights" and, together with the Company Common Stock, the "Shares") issued pursuant to a Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as amended by Amendment No. 1 to the Shareholder Protection Rights Agreement, dated as of February 27, 2001, and by Amendment No. 2 to the Shareholder Protection Rights Agreement, dated as of August 24, 2001, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 3 ("Identity and Background of Filing Persons").

         Item 3 of the Schedule TO is hereby amended and supplemented as follows:

         Items 3(a), 3(b) and 3(c) of the Schedule TO are hereby deleted in their entirety and replaced with the following:

         "(a) This Tender Offer Statement is filed by Career Holdings, Purchaser, Tribune Company and Knight Ridder Digital. The information set forth in Section 9 ("Certain Information Concerning Career Holdings, CB Merger Sub, Inc., Tribune Company and Knight Ridder Digital") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

         (b) The information set forth in Section 9 ("Certain Information Concerning Career Holdings, CB Merger Sub, Inc., Tribune Company and Knight Ridder Digital") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

         (c) The information set forth in Section 9 ("Certain Information Concerning Career Holdings, CB Merger Sub, Inc., Tribune Company and Knight Ridder Digital") in the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser, Career Holdings, Knight Ridder Digital, Tribune Company, or, to the best knowledge of Purchaser, Career Holdings, Tribune Company and Knight Ridder Digital, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws."

         Section 9 of the Offer to Purchase ("Certain Information Concerning Career Holdings and CB Merger Sub, Inc.") is hereby amended and supplemented as follows:

         The title of Section 9 of the Offer to Purchase is hereby amended to state in its entirety the following:

         "9. Certain Information Concerning Career Holdings, CB Merger Sub, Inc., Tribune Company and Knight Ridder Digital."

         The third paragraph of Section 9 of the Offer to Purchase is hereby amended and supplemented by adding the following two sentences at the end of the paragraph:

         "The principal office of Tribune is located at 435 North Michigan Avenue, Chicago, Illinois 60611, and the telephone number for Tribune is (312) 222-9100. The principal office of Knight Ridder Digital is located at 35 South Market Street, San Jose, California 95113, and the telephone number for Knight Ridder Digital is (408) 938-6000."

Item 5 ("Past Contacts, Transactions, Negotiations and Agreements")

         Item 5 of the Schedule TO is hereby amended and supplemented as follows:

         Item 5(a) of the Schedule TO is hereby deleted in its entirety and replaced with the following:

         "Except as disclosed in Item 5(b), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser, Career Holdings, Tribune Company or Knight Ridder Digital, or, to the best knowledge of Purchaser, Career Holdings, Tribune Company and Knight Ridder Digital, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates."

Item 6 ("Purpose of the Transaction and Plans or Proposals").

         Item 6 of the Schedule TO is hereby amended and supplemented as follows:

         Section 13 of the Offer to Purchase ("Purpose of the Offer; Plans for Headhunter") is hereby amended and supplemented by deleting the first sentence of the first paragraph of such section and replacing it with the following:

         "The purpose of Career Holdings, Tribune and Knight Ridder Digital in undertaking the Offer and the Merger is for Career Holdings and its subsidiaries to acquire all of the outstanding Shares."

Item 8 ("Interest in Securities of the Subject Company").

         Item 8 of the Schedule TO is hereby amended and supplemented as follows:

         The section entitled "Transactions and Arrangements Concerning the Shares" in Section 12 of the Offer to Purchase ("The Merger Agreement; The Stockholder Agreements") is hereby amended and supplemented by deleting the paragraph in such section and replacing it with the following:

         "Except as set forth elsewhere in this Offer to Purchase or in Schedule I hereto: (i) neither Career Holdings, Purchaser, Tribune, Knight Ridder Digital nor, to Career Holdings', Purchaser's, Tribune's or Knight Ridder Digital's knowledge, any of the persons listed in
         Schedule I hereto or any associate or majority owned subsidiary of Career Holdings', Purchaser's, Tribune's or Knight Ridder Digital's or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Headhunter, (ii) neither Career Holdings, Purchaser, Tribune, Knight Ridder Digital nor, to any Career Holdings', Purchaser's, Tribune's or Knight Ridder Digital's knowledge, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Headhunter during the past 60 days, and (iii) neither Career Holdings, Purchaser, Tribune, Knight Ridder Digital nor, to Career Holdings', Purchaser's, Tribune's or Knight Ridder Digital's knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Headhunter (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations)."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               CAREER HOLDINGS, INC.


Date:  September 25, 2001                      By: /s/ JAMES A. THOLEN
                                                   -----------------------------
                                               Name:  James A. Tholen
                                               Title: Vice President



                                               CB MERGER SUB, INC.


Date:  September 25, 2001                      By: /s/ JAMES A. THOLEN
                                                   -----------------------------
                                               Name:  James A. Tholen
                                               Title: President



                                               TRIBUNE COMPANY


Date:  September 25, 2001                      By: /s/ MARK W. HIANIK
                                                   -----------------------------
                                               Name:  Mark W. Hianik
                                               Title: Vice President



                                               KNIGHT RIDDER DIGITAL


Date:  September 25, 2001                      By: /s/ DANIEL J. FINNIGAN
                                                   -----------------------------
                                               Name:  Daniel J. Finnigan
                                               Title: President